FRIDAY NIGHT ENTERTAINMENT CORPORATION
                           1026 WEST EL NORTE PARKWAY
                                    SUITE 191
                           ESCONDIDO, CALIFORNIA 92026
                                 (323) 802-1542

                                 August 2, 2005


VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 10549

         RE:      Friday Night Entertainment Corporation
                  Application for Withdrawal of Registration Statement on Form SB-2 (Registration No. 333-118305)

Ladies and Gentlemen:

         Friday Night Entertainment Corporation, a Nevada corporation (the "Company") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-118305) together with all exhibits thereto (collectively the "Registration Statement").

         After the Company filed the Registration Statement, the Company decided that, given current market conditions, it would be in the best interests of the Company to not pursue opportunities to offer and sell its securities pursuant to a public offering. The Company has not sold any of its securities in connection with the Registration Statement. Any subsequent private transactions by the Company regarding the offer and sale of its securities will be in reliance on Rule 155(c) promulgated under the Securities Act. We are accordingly requesting the withdrawal of the Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please contact Robert Steven Brown at (212) 209-3050 of Reitler Brown & Rosenblatt LLC, legal counsel to the Company in connection with the Registration Statement.


                                                Sincerely yours,

                                                /s/ Cameron J. Lamb
                                                -------------------
                                                Cameron J. Lamb
                                                Chief Executive Officer

Cc: Alan Morris
    Thomas Jones